Filed by Dean Foods Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Dean Foods Company
Commission File No.: 001-08262

The following is a press release jointly issued by Dean Foods and Suiza Foods on July 12, 2001:

News Release

Contacts:

Suiza Foods:

Cory Olson, Vice President and Treasurer
P.I. Aquino, Assistant Treasurer
(800) 431-9214

Dean Foods:

Barbara Klein, Vice President, Finance and CFO
William Luegers, Vice President and Treasurer
(847) 678-1680

Dean and Suiza File Joint Proxy Statement/Prospectus

      Dallas and Franklin Park, Ill.   – July 12, 2001 – Suiza Foods Corporation (NYSE:SZA) and Dean Foods Company (NYSE:DF) announced today that they have filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission in connection with their planned merger.

      Completion of the merger requires the approval of the shareholders of both companies. Once finalized, the joint proxy statement/prospectus will be mailed to all shareholders of Suiza and Dean in connection with the solicitation of votes. The document must undergo routine SEC review and comment before it can be finalized.

      Although no date has yet been established for the shareholder meetings that both companies will hold for the purpose of voting on the merger, the companies stated that they expect the merger to be completed during the latter half of 2001.

About Suiza Foods:

Suiza Foods Corporation, based in Dallas, Texas, is the nation’s leading fluid dairy processor and distributor, producing a full line of company-branded and customer-branded products.

About Dean Foods:
Dean Foods is one of the nation’s leading dairy processors and distributors producing a full line of branded and private label products, including fluid milk, ice cream and extended shelf life products, which are sold under the Dean’s and other strong regional brand names. Dean Foods is the industry leader in other food products including pickles, powdered non-dairy coffee creamers, aseptically packaged foodservice products, and refrigerated dips and salad dressings.

The statements in this press release concerning when the merger will be completed, and when certain intermediate steps may be taken in connection with completion of the merger, are “forward-looking” statements and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this press release. The exact timing of the closing of the transaction, and of the intermediate steps that the companies will take in connection with completion of the merger, will depend on how quickly the companies obtain the necessary approvals for the transaction. Other risks relating to the merger are outlined in the preliminary joint proxy statement/prospectus filed by the companies effective July 12, 2001. All forward-looking statements in this press release speak only as of the date hereof. Suiza Foods and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in their expectations or any changes in the events, condition or circumstances on which any such statement is based.

Other Legal Information:
Dean Foods and Suiza Foods have filed with the SEC a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction. In addition, Dean Foods and Suiza Foods will prepare and file a definitive proxy statement/prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the definitive joint proxy statement/prospectus, when it becomes available, and any amendments or supplements to the definitive joint proxy statement/prospectus and other documents filed with the SEC, because they will contain important information concerning the proposed merger. Investors will be able to obtain the definitive joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, the definitive joint proxy statement/prospectus and other documents filed by Dean Foods and Suiza Foods with the SEC may be obtained free of charge by contacting Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Investor Relations (tel 847-678-1680) or Suiza Foods, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn: Investor Relations (tel 214-303-3400).

Dean, Suiza and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Dean and Suiza in favor of the transaction. The directors and executive officers of Dean and their beneficial ownership of Dean common stock as of August, 2000 are set forth in the proxy statement for the 2000 annual meeting of Dean. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock as of March, 2001 are set forth in the proxy statement for the 2001 annual meeting of Suiza. You may obtain the proxy statement of Dean and Suiza free of charge at the SEC’s website (http://www.sec.gov). Stockholders of Dean and Suiza may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus.